SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
QUIKBYTE SOFTWARE, INC.

(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
74838 K306

(CUSIP Number)
Glenn L. Halpryn
4400 Biscayne Boulevard
Suite 950
Miami, Florida 33137
Telephone: (305) 573-4112

(Name, address and telephone number of person
authorized to receive notices and communications)
July 7, 2008

(Date of event which requires filing of this statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Glenn L. Halpryn

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		8,641,737

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,641,737

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,641,737

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8%

14	TYPE OF REPORTING PERSON

IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Steven Jerry Glauser

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		41,086,194

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		41,086,194

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

41,086,194

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

37.1%

14	TYPE OF REPORTING PERSON

IN

ITEM 1. Security and Issuer.
     This Amendment No. 1 to Schedule 13D (this “Amendment”) amends certain Items of the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission on June 23, 2008 by furnishing the information set forth below. Except as set forth below, all previous Items are unchanged.
     This Amendment is filed with respect to the common stock, par value $0.0001 per share, of QuikByte Software, Inc., a Colorado corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4400 Biscayne Boulevard, Suite 950, Miami, Florida, 33137.
     Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Original 13D.
ITEM 4. Purpose of Transaction.
     Item 4 is hereby amended to add the following:
     The Closing of the transactions contemplated by the Agreements occurred on July 7, 2008.
     Following the Closing, the Issuer consummated the Private Placement, pursuant to which the Issuer issued to the Reporting Persons and the Investors an aggregate of 31,437,000 shares of common stock, providing gross proceeds of $562,500 for working capital purposes.
     In the aggregate, after the Closing and upon consummation of the Private Placement, the separate common stock holdings of the Reporting Persons and each of the Investors comprise approximately 95.8% of the Issuer’s issued and outstanding common stock. Halpryn and Glauser respectively acquired 7,476,111 and 8,448,694 of the Post-Closing Shares in the Private Placement, after which Halpryn beneficially owns an aggregate of 8,641,737 shares, or approximately 7.8% of the Issuer’s outstanding common stock, and Mr. Glauser beneficially owns a total of 41,086,194 shares, or approximately 37.1% of the Issuer’s outstanding common stock. To the knowledge of the Reporting Persons, no other Investor has direct, indirect, sole or shared beneficial ownership of 5.0% or more of the Issuer’s outstanding common stock. In addition, there does not exist any agreement between or among any of the Reporting Persons or the Investors regarding the purchase, disposition, holding or voting of any of the Issuer’s securities. Accordingly, each Reporting Person disclaims beneficial ownership of the shares of common stock held by one another and by each of the Investors.
ITEM 5. Interest in Securities of the Issuer.
     Item 5 is hereby amended in its entirety to read as follows:
     As of July 7, 2008, following the consummation of the transactions described in the Original 13D and this Amendment, the Reporting Persons’ beneficial ownership of the Issuer’s common stock is as set forth in the table below. Each of the Reporting Persons has the sole power to vote and dispose of the number of shares beneficially owned by such person.

	Number of	Percentage of
	Outstanding Shares	Outstanding Shares
Name of Beneficial Owner	Beneficially Owned	of Common Stock(1)
REPORTING PERSONS:

Glenn L. Halpryn	8,641,737 (2)	7.8	%(2)

Steven Jerry Glauser	41,086,194 (2)	37.1	%(2)

(1)	Based upon 110,739,460 shares outstanding after giving effect to the transactions described in Item 4 of this Amendment.

(2)	Excludes those shares of common stock acquired by the other Investors, the beneficial ownership of which is disclaimed by the Reporting Person in Item 4 of this Amendment.
     On July 7, 2008, Halpryn acquired (i) 1,165,626 Shares under the Agreements at a purchase price of approximately $0.0134 per share and (ii) 7,476,11 Post-Closing Shares in the Private Placement at a purchase price of approximately $0.0049 per share.
     On July 7, 2008, Glauser acquired (i) 32,637,500 Shares under the Agreements at a purchase price of approximately $0.0134 per share and (ii) 8,448,694 Post-Closing Shares in the Private Placement at a purchase price of approximately $0.0266 per share.
     Items 7-10, inclusive, set forth on each cover page to this Amendment are hereby incorporated by reference in this Item 5.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2008	/s/ Glenn L. Halpryn
Glenn L. Halpryn

Dated: July 7, 2008	/s/ Steven Jerry Glauser
Steven Jerry Glauser